FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen E. McLaughlin, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of March 31, 2010, giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of Jamaica at March 31, 2010 totaled J$659.9 billion (excluding the internal funded debt payable in foreign currency, but including US dollar indexed bonds, which are payable in Jamaican dollars).

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

The external funded debt of Jamaica at March 31, 2010 totaled US$8,656.7 million (including the internal funded debt payable in foreign currency excluded from the paragraph above, translated into US$ at the exchange rate as at March 31, 2010).

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See tables on pages 60 to 62 of Exhibit (d), which are hereby incorporated by reference herein.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

None.

(2)	Total estimated amount held by nationals of the registrant (or, if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

The total amount of each registered issue of securities of the registrant that is outstanding is US$3,050,000,000. Of this total amount, US$400,000,000 consists of a May 2001 offering of 11.75% notes due 2011, US$250,000,000 consists of a December 2001 offering of 11.625% notes due 2022, US$300,000,000 consists of a June 2002 offering of 10.625% notes due 2017, US$125,000,000 consists of an April 2004 offering of 10.625% notes due 2017, US$300,000,000 consists of a June 2005 offering of 9.0% notes due 2015, US$250,000,000 consists of an October 2005 offering of 9.25% notes due 2025, US$250,000,000 consists of a February 2006 offering of 8.50% notes due 2036, US$350,000,000 consists of a March 2007 offering of 8.00% amortizing notes due 2039, US$150,000,000 consists of an October 2007 offering of 8.00% amortizing notes due 2039, US$350,000,000 consists of a June 2008 offering of 8.0% notes due 2019, and US$1,000,000,000 remains on a “shelf” to be offered at a later date.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of March 31, 2010, giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

At March 31, 2010, Jamaica had J$330.7 billion in internal variable-rate debt (43.6% of total internal debt).

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

At March 31, 2010, Jamaica had US$1,699.4 million in external variable-rate debt (22.5% of total external debt).

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since of the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance—The Public Sector Budget”, “—Government Revenue and Expenditure”, and “—Revenue and Expenditure”, pages 42 to 44 of Exhibit (d), which is hereby incorporated by reference herein.

7. (a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

Not applicable.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Jamaica does not maintain gold reserves.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The External Economy—Balance of Payments”, “—Foreign Trade—Exports”, “—Imports”, and “—Trading Partners”, pages 34 to 39 of Exhibit (d), which is hereby incorporated by reference herein.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments.)

See “The External Economy—Balance of Payments”, pages 34 to 35 of Exhibit (d), which is hereby incorporated by reference herein. The statements of these balances conform to the nomenclature and form used by the International Monetary Fund.

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a)	Copies of any amendments or modifications, other than such amendments or modifications that have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition thereto a translation into English if the original exhibit was translated into English.

None.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

None.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

(d)	The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(a)	Pages numbered (1) to (7) consecutively.

(b)	The following exhibits:

Exhibit (a) – None

Exhibit (b) – None

Exhibit (c) – Financial Statements and Revenue Estimates for the Government of Jamaica for the year ending March 31, 2010.

Exhibit (d) – Description, dated October 28, 2010, of the Government of Jamaica.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on October 28, 2010.

GOVERNMENT OF JAMAICA

By:	/s/ Audley Shaw
Name:	Audley Shaw
Title:	Minister for Finance and the Public Service

EXHIBIT INDEX

Exhibit	Description

(c)	Financial Statements and Revenue Estimates for the Government of Jamaica, for the year ending March 31, 2010

(d)	Description, dated October 28, 2010, of the Government of Jamaica